UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL ETFS CAPITAL LIMITED Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW	IRSHAD KARIM LION POINT CAPITAL, LP 250 W 55th Street, 33rd Floor New York, New York 10019

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined below) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3).

2

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 Series A Preferred Stock.

3

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden and France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 97717P104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 25, 2022, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer has agreed to increase the size of its board of directors (the “Board”) by two directors to a total of nine directors and appoint Lynn S. Blake and Deborah Fuhr (together, the “New Directors”) as independent members of the Board. Ms. Blake will serve as a Class II director with a term expiring at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and Ms. Fuhr will serve as a Class III director with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Ms. Blake will be appointed to the Compensation Committee of the Board, and Ms. Fuhr will be appointed to the Nominating and Governance Committee of the Board (the “Nominating Committee”).

Additionally, the Issuer formed a four-member Operations and Strategy Committee of the Board (the “Operations Committee”), which will make formal recommendations to the Board on matters, including (i) operational improvement opportunities, (ii) Issuer strategy and (iii) if the Operations Committee so determines, management changes. The New Directors will join Smita Conjeevaram and Anthony Bossone, existing independent directors of the Issuer’s Board, on the Operations Committee, and Ms. Conjeevaram will serve as its Chair.

The Issuer also agreed to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation at the 2022 Annual Meeting to declassify the Board and provide for the annual election of directors starting at the 2022 Annual Meeting (the “Declassification Proposal”) and to recommend that the Issuer’s stockholders vote in favor of the Declassification Proposal. If stockholder approval of the Declassification Proposal is obtained, the Board will begin the declassification process at the 2022 Annual Meeting and will be declassified fully starting at the Issuer’s 2024 annual meeting of stockholders.

Additionally, the Issuer agreed that during the Standstill Period (as defined below), if the Reporting Persons have not committed a material breach of the Cooperation Agreement, and as long as the Reporting Persons or their affiliates or associates beneficially own, in the aggregate, at least the lesser of (i) 12.0% of the outstanding shares of common stock and (ii) 17,590,355 shares of common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Ownership Minimum”), in the event that a New Director (or any replacement for such New Director (such replacement, a “Replacement Director”)) is unable or unwilling to serve as a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director, then the Reporting Persons shall be entitled to designate, subject to the approval (not to be unreasonably withheld or delayed) of the Nominating Committee, a candidate for Replacement Director.

As part of the Cooperation Agreement, the Reporting Persons have agreed to customary standstill and voting commitment provisions, which provide that from the date of the Cooperation Agreement until the earlier of (a) the date that is 30 calendar days prior to the deadline for the submission of director nominations by stockholders for the 2023 Annual Meeting and (b) the date that is 90 calendar days prior to the first anniversary of the 2022 Annual Meeting (such period, the “Standstill Period”), the Reporting Persons will not, among other things, acquire beneficial ownership in, or aggregate economic exposure to, directly or indirectly, the Issuer’s shares of common stock that would result in ETFS owning or controlling the greater of (A) 10.4% of the then outstanding shares of common stock in the aggregate and (B) 15,250,000 shares of common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), or Lion Point owning or controlling the greater of (Y) 9.9% of the then-outstanding shares of common stock in the aggregate and (Z) 14,512,042 shares of common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

7

CUSIP No. 97717P104

In addition, Lion Point agreed that if it obtains the right to exercise voting rights attached to Voting Securities (as defined in the Cooperation Agreement) in excess of the greater of (i) 3.1% of the voting power of the outstanding Voting Securities and (ii) 4,521,979 shares of common stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Excess Voting Rights”), then from the end of the Standstill Period through the conclusion of the 2023 Annual Meeting, Lion Point will exercise such Excess Voting Rights in the same proportion in which all other Voting Securities voting on such matter are voted.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 25, 2022, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto. Effective upon the execution of the Cooperation Agreement, Mmes. Fuhr and Lynn ceased to be parties to the Joint Filing and Solicitation Agreement, as previously defined and described in Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022).

8

CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
Didric Cederholm

9